EXHIBIT 11

   STATEMENT RE: BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
   (in thousands, except earnings (loss) per share data)

                             Year Ended December 31,
                                       -------------------------------------

                                          1998         1997         1996
                                       -------      --------    ----------
    Net  income (loss) .........     $    389      ($   255)    ($   905)
    Basic earnings (loss) per
    common share ..............      $    .02      ($   .02)    ($   .07)
    Diluted earnings per
    common share ..............      $    .02           n/a          n/a
    Weighted average common ...        17,333        13,535       12,597
    Weighted average common
    shares outstanding ........        18,358           n/a          n/a
    assuming dilution


    Common stock equivalents are considered anti-dilutive and therefore are not included in the diluted computation.